U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: Elliott N. Taylor, 705 Yucca Street, Boulder City, NV 89005

2.  Date of Event Requiring Statement (Month/Date/Year): 10/28/02

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: Amerityre Corporation (AMTY)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: Executive Vice-president

6.  If Amendment, Date of Original (Month/Day/Year):

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 25,000

3. Ownership Form: Direct(D)or Indirect(I): (D)

4.  Nature of Indirect Beneficial Ownership:

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: Options

2. Date Exercisable (Month/Day/Year): (i)12/14/01 (ii) 6/10/02
   Expiration Date(Month/Day/Year): (i)12/14/06 (ii) 6/10/07

3. Title:  Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of
shares): (i) 45,000 shares    (ii) 200,000

4. Conversion or Exercise Price of Derivative Security: (i) $2.00 per share
(ii) $4.00 per share

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): (D)

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses: Amerityre filed a Form 8-A registration statement on October 28, 2002 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Signature of Reporting Person: /S/Elliott N. Taylor
Date: 10/9/02